Room 4561

	January 24, 2006

Mr. Gene M. Bauer
Corporate Secretary
Globix Corporation
139 Centre Street
New York, New York 10013

Re:	Globix Corporation
	Preliminary Information Statement on Schedule 14A filed
January
17, 2006
	File No. 1-14168

Dear Mr. Bauer:

      This is to advise you that we have limited our review of the above filing to the matters addressed in the comments below. No further review of the filing has been or will be made. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of
our review.   Feel free to call us at the telephone numbers listed
at
the end of this letter.

Preliminary Information Statement on Schedule 14A

Proposal Two - Amending the Stock Option Plan, page 29

1. We note your discussion of options granted in September 2005 and the specific option granted to Mr. Ted S. Lodge to induce him to become your chairman of the board and executive chairman. Please provide disclosure pursuant to Items 10(a)(2) and (b)(2) of Schedule
14A with respect to the amended plan and the specific grants under the plan, respectively. Further, per your disclosure that the options granted in September 2005 are subject to stockholder approval, it would appear that the specific grants under your plan in excess of the number of shares authorized under the current plan should be set forth as a separate proposal to stockholders with disclosure pursuant to Item 10(b)(2). Your current proposal relates principally to amending your plan to increase the number of shares authorized and the per individual grant limit. Please advise or revise, as appropriate.


*              *              *              *


      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      You may contact Daniel Lee at (202) 551-3477, or Anne
Nguyen,
Special Counsel, at (202) 551-3611, with any questions. If you need further assistance, you may contact me at (202) 551-3730.

	Sincerely,


	Barbara C. Jacobs
	Assistant Director

cc:	Via Facsimile
	Bonnie J. Roe
      David Tyler
	Day, Berry & Howard LLP
	875 Third Avenue
      New York, New York 10022
	Telephone: (212) 829-3600
	Facsimile:  (212) 829-3601